UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

DOMINIQUE POIRIER

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012 (“Annual Report”) as follows:

1.             The following additional exhibit is hereby added to the Annual Report:

Exhibit 99.5:         Audited Consolidated Financial Statements of Hydro-Québec for the year ended December 31, 2013, as approved by the Board of Directors of Hydro-Québec on February 21, 2014.

Exhibit 23.2:         Consent of KPMG LLP, Ernst & Young LLP and the Auditor General of Québec.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

	By:	/s/JEAN-HUGUES LAFLEUR
Authorized Officer
	Name:	Jean-Hugues Lafleur
	Title:	Vice-President, Financing, Treasury and Pension Fund

Date: May 9, 2014